SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

GOLD KIST INC.

(Name of Subject Company)

GOLD KIST INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

380614107

(CUSIP Number of Class of Securities)

John Bekkers

Chief Executive Officer

Gold Kist Inc.

244 Perimeter Center Parkway, N.E. Atlanta, GA 30346

Telephone: (770) 393-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notice and

Communications on Behalf of the Person(s) Filing Statement)

With Copies to:

Alston & Bird LLP

One Atlantic Center

1201 West Peachtree Street

Atlanta, Georgia 30309

Attention: Scott Ortwein, Esq.

(404) 881-7000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following press release was issued by Gold Kist Inc. on September 28, 2006. Gold Kist stockholders should read Gold Kist’s Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by the company with the Securities and Exchange Commission as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the company with the Securities and Exchange Commission are available for free at the Internet website maintained by the Securities and Exchange Commission at www.sec.gov.

Media Contact:

Steven Lipin/Sarah Lubman, Brunswick Group, 212-333-3810

Investor Contact:

Larry Dennedy, MacKenzie Partners, 212-929-5500

Gold Kist Advises Stockholders to Take No Action at This Time in

Response to Pilgrim’s Pride Corporation’s Unsolicited Tender Offer

ATLANTA—September 28, 2006—Gold Kist Inc. (NASDAQ:GKIS) requests that its stockholders take no action at this time in response to Pilgrim’s Pride Corporation’s (NYSE:PPC) announcement that it is commencing an unsolicited tender offer to acquire all outstanding shares of common stock of Gold Kist at a price of $20.00 per share.

Gold Kist’s Board of Directors will carefully review the terms of the unsolicited tender offer, which is at the same price as Pilgrim’s unsolicited proposal announced on August 18, 2006.

The Board, in accordance with its fiduciary duties, will review and consider Pilgrim’s unsolicited tender offer and will make a recommendation to stockholders on or before October 12, 2006.

Merrill Lynch & Co. and Gleacher Partners LLC are acting as financial advisors to Gold Kist and Alston & Bird LLP and Richards, Layton & Finger are serving as outside legal counsel.

We will file a proxy statement in connection with our 2007 annual meeting of stockholders. Our stockholders are strongly advised to read the proxy statement when it becomes available, as it will contain important information. Stockholders will be able to obtain the proxy statement, any amendments or supplements to the proxy statement and other documents filed by the Company with the Securities and Exchange Commission for free at the Internet website maintained by the Securities and Exchange Commission at www.sec.gov. Copies of the proxy statement and any amendments and supplements to the proxy statement will also be available for free at the Company’s Internet website at www.goldkist.com or by writing to Gold Kist Inc., Attn: Investor Relations, 244 Perimeter Center Parkway, N.E., Atlanta, Georgia 30346. In addition, copies of the proxy materials may be requested by contacting our proxy solicitor, MacKenzie Partners, Inc. at (800) 322 2885 toll-free or by email at proxy@mackenziepartners.com. Detailed information regarding the names, affiliations and interests of individuals who may be deemed participants in the solicitation of proxies of Gold Kist Inc. stockholders is available on Schedule 14A filed with the Securities and Exchange Commission on August 21, 2006.

About Gold Kist

Gold Kist is the third largest chicken company in the United States, accounting for more than nine percent of chicken produced in the United States in 2005. Gold Kist operates a fully-integrated chicken production business that includes live production, processing, marketing and distribution. Gold Kist’s operations include nine divisions located in Alabama, Florida, Georgia, North Carolina and South Carolina. For more information, visit the company’s Web site at http://www.goldkist.com.

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